UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	Page 2 of 8 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.3% (see Item 5)
14.	Type of reporting person CO

CUSIP No. 03879J100	Page 3 of 8 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.3% (see Item 5)
14.	Type of reporting person IN

CUSIP No. 03879J100	Page 4 of 8 Pages

ITEM 1.	SECURITIES AND ISSUER.

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Dexxon Holdings Ltd. (“Dexxon”); and

(ii) Dan Oren.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. The Common Shares are owned directly by Roivant Sciences Ltd. (“Roivant”). The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant due to the Override Right (as defined in Item 4). Dexxon is a shareholder of Roivant and is one of the holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Dan Oren is ultimately the sole shareholder of Dexxon. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by Roivant.

Dexxon and Dan Oren are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

 The principal business address of each Reporting Person is 1 Dexcel Street, Or Akiva, 3060000, Israel.

(c)	Dexxon is principally engaged in the business of investing in pharmaceutical companies. Dan Oren is the sole director and ultimately the sole shareholder of Dexxon. Dexxon has no executive officers.

(d) – (e)	During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dexxon is incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

CUSIP No. 03879J100	Page 5 of 8 Pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are filing this Schedule 13D because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the 16,013,540 Common Shares of the Issuer held by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Common Shares.

Effective July 8, 2016, Dr. Andrew Lo was appointed to the board of directors of Roivant (the “Board”). Dr. Lo is an “independent director” within the meaning of that term under Roivant’s bye-laws. As of the appointment of the independent director, Dexxon, voting unanimously with two other major shareholders of Roivant, has the right to override certain decisions of the Board under Roivant’s bye-laws, including with respect to dispositions of Common Shares (the “Override Right”). The Reporting Persons are filing this Schedule 13D because they may be accordingly deemed to have “dispositive power” and, therefore, beneficial ownership, over the Common Shares owned directly by Roivant due to the Override Right. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

The Reporting Persons intend to review Roivant’s investment in the Common Shares on a continuing basis and may from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring Common Shares and/or other equity, debt, notes, or other securities in the open market or otherwise (or influencing Roivant to do so); (ii) disposing of Common Shares in the open market or otherwise (or influencing Roivant to do so); (iii) engaging in communications with management and the board of directors of the Issuer (or influencing Roivant to do so); (iv) engaging in discussions with shareholders of the Issuer (or influencing Roivant to do so); or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. None of the Reporting Persons currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03879J100	Page 6 of 8 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant due to the Override Right. Dexxon is a shareholder of Roivant and is one of the holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Dan Oren is ultimately the sole shareholder of Dexxon. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by Roivant.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 54,625,703 Common Shares issued and outstanding as of April 30, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the three months ended March 31, 2016, filed with the Securities and Exchange Commission on May 4, 2016.

Except as disclosed in this Schedule 13D, the Reporting Persons do not have the right to acquire any Common Shares, and do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Persons may be deemed to beneficially own.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 03879J100	Page 7 of 8 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit I to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
1.	Joint Filing Agreement dated as of July 13, 2016

CUSIP No. 03879J100	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2016

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director